AB 3/16

*AB 3/1

[redacted]

12013952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

SEC FILE NUMBER
8- 41782

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMANUS & MILES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, 10th FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSAY A. McMANUS (212) 754-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/14/12

OATH OR AFFIRMATION

I, LINDSAY A. McMANUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMANUS & MILES INCORPORATED, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

DAVID LOPEZ
MY COMMISSION EXPIRES
NOV. 05 2015
KINGS COUNTY, NY
NOTARY PUBLIC

#01LO6177079

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholder
McManus & Miles Incorporated

We have audited the accompanying Statement of Financial Condition of McManus & Miles Incorporated (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of McManus & Miles Incorporated (an S Corporation) as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

January 26, 2012

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents (Note)	$ 156,622	
Prepaid expenses	17,899	
Deposit (Note)	26,000	
TOTAL ASSETS		$ 200,521

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 53,022	
Accrued expenses	217	
Income tax (Note)	1,000	
TOTAL LIABILITIES		$ 54,239
Commitments and Contingencies (Note)		
Stockholder's Equity:		
Capital stock, par value $.01 per share;		
Class A (voting) authorized 4,000 shares; issued and outstanding 1,000 shares	$ 10	
Class B (restricted voting) authorized 3,000 shares; none issued or outstanding	-	
Class C (non-voting) authorized 3,000 shares; none issued or outstanding	-	
Additional paid-in capital	3,366,417	
Deficit	(3,193,819)	
	$ 172,608	
Less: Treasury stock, at cost	(26,326)	
TOTAL STOCKHOLDER'S EQUITY		146,282
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 200,521

See Independent Auditor's Report
And Accompanying Notes to Financial Statement

McMANUS & MILES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes. The financial statements have been presented on a consistent basis with those of the prior year.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

d. INCOME TAXES:

The Company, with the consent of its stockholder has filed an election to be taxed as an "S" Corporation under Section 1362(a) of the Internal Revenue Code and in New York State under Section 660 of Article 22 of the Tax Law. Such election permits its income to be taxed to the stockholder rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize "S" Corporation status (See Note 3).

e. USE OF ESTIMATES:

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2. THE COMPANY

The Company derives its revenue from fees as an adviser in the structuring of financing involving project and asset based credits and as agent, in accessing capital for such financing in the private markets. Specifically, the firm assists in the placement of, or investment in project equity and debt, lease equity and debt and other forms of financing which require specialized attention, particularly those that are tax oriented.

Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective December 11, 1989.

3. INCOME TAXES

The Company uses the accrual method of accounting for book purposes and the cash receipts and disbursements method for tax return purposes. It is the policy of the Company to provide for deferred taxes on timing differences arising because of the differences of income and expense recognition between the two methods.

The liability for local income taxes consists of the following:

Current	$ 1,000
Deferred	-
	$ 1,000

4. PENSION AND FLEXIBLE BENEFITS PLANS

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible full-time employees. Contributions are made in an amount equal to an annually discretionary percentage (0 to 25%) of each employee's compensation. For the year 2011, the Company made no contribution.

Effective January 1, 1995, the Company approved and adopted a cafeteria plan so that its eligible employees would have the opportunity to choose between certain available benefits and cash compensation. In addition, the Company established a medical expense reimbursement plan and a dependent care plan so that its eligible employees can be reimbursed for certain health care expenses they incur.

5. SETTLED CLAIM

In December 31, 2011, the Company settled a claim for $17,500 brought by The Financial Industry Regulatory Authority for failure to preserve and store all Emails as required.

5. RELATED PARTY

The Company charged an affiliated company $180,000 for its share of overhead costs.

6. COMMITMENTS AND CONTINGENCIES

On February 9, 2005, the Company signed an agreement with the landlord to lease office space on a month to month basis and can terminate the lease after giving two months notice.

The Company has deposited with the landlord $26,000 as security.

7. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital and aggregate indebtedness of $102,285 and $54,239 respectively. The net capital ratio was .5303 or 53.03% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $ 97,285.

8. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 575 Madison Avenue, New York, N.Y. 10022 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.